UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED CAPITAL CORP.
(Name of Subject Company (Issuer))

UNITED CAPITAL CORP.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

909912 1 07
(CUSIP Number of Class of Securities)

Anthony J. Miceli
United Capital Corp.
9 Park Place
Great Neck, New York 11021
(516) 466-6464
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	$108,000,000
AMOUNT OF FILING FEE**	$12,538.80

*
Estimated for purposes of calculating the amount of the filing fee only.  The amount assumes the purchase of a total of 3,600,000 shares of the outstanding common stock at a price of $30.00 per share in cash.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #5 for fiscal year 2011, and equals $116.10 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,538.80

Form or Registration No.: SC TO-I

Filing Party: United Capital Corp.

Date Filed: June 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on June 24, 2011 (“Schedule TO”) by United Capital Corp., a Delaware corporation (“United Capital”), in connection with the offer by United Capital to purchase for cash up to 3,600,000 shares of its common stock, par value $0.10 per share, at a price of $30.00 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated June 24, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented by adding the following information:

The information in the Offer to Purchase under the heading “Section 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” and “Section 12. Legal Matters; Regulatory Approvals” are revised by adding at the end of such Sections the following:

United Capital, the directors of United Capital and Beverly Petrocelli have been named defendants in a lawsuit challenging the proposed tender offer. The lawsuit Leopold v. United Capital Corp. et al. No. 11107342 was filed in the Supreme Court of the State of New York, New York County on June 23, 2011.  In the Leopold Action, the plaintiff alleges that United Capital, and the other defendants breached and/or aided and abetted in the breach of fiduciary duties purportedly owed to United Capital’s public stockholders. Among other things, the Leopold Action indicates it will seek a permanent injunction against or rescission of the proposed tender offer, damages, and attorney’s fees and expenses.

United Capital and the directors believe the claims in the Leopold Action are without merit and intend to defend against them vigorously however there can be no assurance as to the results thereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED CAPITAL CORP.

By:	/s/ Anthony J. Miceli
	Name:	Anthony J. Miceli
	Title:	Vice President, Chief Financial Officer and Secretary

Dated: June 27, 2011